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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

C. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elkhorn Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 Reber Street, Suite 201
(No. and Street)

Wheaton	Illinois	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip L. Ziesemer (630) 384-8707
(Area Code – Telephone Number)

D. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip L. Ziesemer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elkhorn Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MIKE WIEDERHOLT
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 20, 2019

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elkhorn Securities, LLC

Table of Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Elkhorn Securities, LLC
Wheaton, Illinois

We have audited the accompanying statement of financial condition of Elkhorn Securities, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Elkhorn Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Emphasis of Matter Regarding Going Concern
The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, due to recurring losses and the sufficiency of capital, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

RSM US LLP

Chicago, Illinois
February 26, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Elkhorn Securities, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	260,228
Due from broker		100,000
Accounts receivable		7,335
Accrued revenue		50,128
Prepaid expenses and other assets		21,719
Total assets	$	439,410
Liabilities and Member's Capital		
Due to parent	$	33,268
Accounts payable and accrued expenses		138,885
Deferred revenue		50,000
Total liabilities		222,153
Member's Capital		217,257
Total Liabilities & Member's Capital	$	439,410

See Notes to Statement of Financial Condition



Note 1 - Nature of Business and Significant Accounting Policies

Elkhorn Securities, LLC (the Company), a Delaware limited liability company established on February 28, 2013, is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was admitted as a member of the Financial Industry Regulatory Authority on May 9, 2014. The Company is engaged as an introducing broker-dealer for the sale of securities and as the sponsor for Unit Investment Trusts (UIT).

The Company is a wholly-owned subsidiary of Elkhorn Capital Group, LLC (the Parent), a Delaware limited liability company. The Company is also an affiliate of Elkhorn Investments, LLC which is also a wholly-owned subsidiary of the Parent and operates as an investment advisor registered with the SEC.

The Parent and the Company have recurring losses but the Company continues to operate with the support of the Parent through capital contributions. Management has taken actions to reduce costs, restructure outstanding debt (at the Parent) and raise additional capital at the Parent. Also, management continues to work closely with a multi-national financial institution to launch new products and grow revenues through joint marketing efforts. Management believes that these actions will enable the Company to continue as a going concern through December 31, 2016.

The Company does not hold customer funds or safe keep customer securities. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) for the period from January 1, 2015 through December 31, 2015. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of customers, on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the required books and records. The Company has a fully disclosed clearing relationship with Southwest Securities, Inc. (clearing broker-dealer).

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, changes in member's capital and cash flows. The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Certificates of Deposit: The Company receives distribution fees for business introduced and transacted with other brokers. The distribution fees are earned monthly based upon contractual percentages of principal amounts sold.

Unit Investment Trusts: The Company is the sponsor of UITs. In its capacity as sponsor of UITs, the Company earns revenues related to creation and development fees and transactional sales charges



Note 1 - Nature of Business and Significant Accounting Policies (continued)

resulting from the sale of UIT products. These revenues are recorded monthly, based on unit sales, as distribution fees net of concessions to dealers who distribute UITs to investors. The company also receives revenue from the difference between the purchase or bid and offer price of securities temporarily held to form new UIT products. These revenues are recorded monthly as realized gains or losses on the sale of securities.

Consulting Services: The Company receives a fee for developing custom investment strategies. These fees are recognized ratably over the period that the services are performed.

Income Taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is included as part of the Parent's federal tax return. The Parent is taxed as a partnership under the provisions of the Internal Revenue Code and accordingly, no provision for income tax has been provided for in the accompanying financial statements.

There are no uncertain tax positions that impact the Company's financial statements for the period ended December 31, 2015. The Company is subject to examination by U.S. Federal and State tax authorities for the prior three years.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The initial effective date of ASU 2014-09 was for fiscal periods beginning after December 15, 2016. However in August 2015, the FASB issues ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,* which deferred the effective date to fiscal periods beginning after December 15, 2017. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

Note 2 - Related-Party Transactions

The Company, its Parent and Elkhorn Investments, LLC, share personnel, office space and equipment. Shared costs are allocated based on an Expense Sharing Agreement between all of the companies. Expenses allocated from the Parent to the Company are included in the various line items of the statement of operations. As of December 31, 2015, the Company had a payable due to the Parent in the amount of $33,268, which is presented as due to parent on the statement of financial condition.



Note 2 - Related-Party Transactions (continued)

The Company had an agreement with its Chief Executive Officer (CEO), where the Company would sell deferred sales charge receivables from UITs, for which the Company is a sponsor, to the CEO. Under this agreement, the Company sold receivables at a discount totaling $325,921 for the period ending December 31, 2015.

Note 3 - Balance Sheet and Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

The Company does not anticipate nonperformance by its customers or its clearing broker-dealer.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. From time to time account balances may exceed amounts insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 4 - Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $145,410 which was $45,410 in excess of its required net capital of $100,000. At December 31, 2015, the Company's net capital ratio was 1.53 to 1.

Note 6 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. On February 25, 2016, the Parent made a $200,000 capital contribution to the Company.



ELKHORN

Elkhorn Securities, LLC
Financial Report
Year Ended December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Elkhorn Securities, LLC
Wheaton, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Elkhorn Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (ii) (the "exemption provisions") and *(b)* Elkhorn Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 26, 2016


ELKHORN
SECURITIES

Elkhorn Securities, LLC
The Exemption Report
Year Ended December 31, 2015

Elkhorn Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)2(i) and (k)2(ii) for the period from January 1, 2015 through December 31, 2015.
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)2(i) and (k)2(ii) throughout the period, January 1, 2015 through December 31, 2015, without exception.

Elkhorn Securities, LLC

I, Philip L. Ziesemer, affirm that to my best knowledge and belief, this Exemption Report is true and correct.


By: ____________________
Chief Financial Officer

February 26, 2016